FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 17, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that it has been approved, on its Board of Directors' Meeting held on July 14, 2020, the second issuance of simple unsecured debentures, not convertible into shares, in two series, for private placement (“Debentures” and “Private Placement”, respectively).

The Debentures were privately placed to VERT Companhia Securitizadora, registered with CNPJ under nº 25.005.683 / 0001-09 (“VERT”), to back its forty-sixth issuance of agribusiness receivables certificates, in two series (“CRA”), which were, on July 14, 2020, object of public distribution with restricted placement efforts, under the terms of Law No. 11,076, of December 30, 2004, as amended, CVM Rule No. 600, of August 1, 2018, as amended, and CVM Rule No. 476, of January 16, 2009, as amended.

Within the Private Placement, VERT subscribed 2,200,000 (two million, two hundred thousand) Debentures, with a unit face value of R$ 1,000.00 (one thousand Brazilian Reais), of which 705,000 (seven hundred and five thousand) Debentures were placed on the first series and 1,495,000 (one million, four hundred and ninety-five thousand) Debentures were placed on the second series, in a total amount of R$ 2,200,000,000.00 (two billion and two hundred million Brazilian Reais). The first series of Debentures have a maturity period of 7 (seven) years and the second series of Debentures, of 10 (ten) years.

This transaction is adherent to the Company’s capital structure management strategy, which includes, among other aspects, the sustaining of liquidity, the lengthening of the average tenor of its indebtedness, and the diversification of its sources of financing.

São Paulo, July 17, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.